[RBS Letterhead]

VIA FACSIMILE	October 1, 2007

Re:                             The Royal Bank of Scotland Group plc

Amendment No. 7 to Registration Statement on Form F-4, filed October 1, 2007

File No. 333-144752

Dear Mr. Webb and Mr. Dundas:

The Royal Bank of Scotland Group plc (the “Company”) hereby respectfully requests that the above-captioned Registration Statement on Form F-4, File No. 333-144752 (the “Registration Statement”) filed by the Company be declared effective at 5:00 p.m. (Washington, D.C. time) on October 1, 2007 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Because the Registration Statement pertains to an exchange offer, no managing or principal underwriters have been named in the Registration Statement. Therefore, a request for acceleration will not be made by any such underwriter.

Sincerely,

/s/ Miller McLean
Miller McLean
Group Secretary and General Counsel

cc:	Thomas B. Shropshire, Jr.
Michael Bienenfeld
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Bonnie Greaves
George Karafotias
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom

William P. Rogers, Jr.
Richard Hall
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

Gregory B. Astrachan
Maurice M. Lefkort
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
United Kingdom